

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 12, 2010

Via U.S. Mail and Facsimile

William J. McGurk
President and Chief Executive Officer
Rockville Financial New, Inc.
25 Park Street
Rockville, CT 06066

> **Re: Rockville Financial New, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 16, 2010**
> **File No. 333-169439**

Dear Mr. McGurk:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed September 16, 2010

General

1. Prior to the effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the selling agent arrangements in this offering.

2. Please file any missing exhibits with your next amendment or tell us when you plan to file them. Note that we may have comments after reviewing these documents.

3. Please provide us with a copy of RP Financial's appraisal report and confirm that you have submitted an application for a continuing hardship exemption pursuant to Rule 202 of Regulation S-T. We may have comments after reviewing this document.

4. Please add a recent developments section to discuss existing Rockville Financial, Inc.'s financial results for the quarter ended September 30, 2010.

5. Please revise the future Exchange Act filings of the existing Rockville Financial, Inc. beginning in your next Form 10-Q to address the comments below as applicable.

Prospectus Cover Page

6. Please confirm that the company will not use the prospectus before the effective date of the registration statement. In the alternative, please revise to include an appropriate "subject to completion" legend on the cover page of the prospectus. Refer to Item 501(b)(10) of Regulation S-K.

The Exchange of Existing Shares of Existing Rockville Financial Common Stock, page 12

7. We note the column "Equivalent Value of Shares Based Upon Current Market Price" in the table on page 12. We also note footnote (2) to that column. Please revise the heading so as not to indicate that the values presented are based on "market price." In addition, please consider presenting this information on a per share basis. Furthermore, please consider revising the table to include a column that displays the pro forma book value per exchanged share.

Risk Factors

General

8. The purpose of the risk factors section is to discuss the most significant factors that make the offering speculative or risky. It is not intended to be a place for the company to offer assurances. However, you make several references to the company's inability to offer assurances throughout this section. Instead of stating the company's inability to make assurances, please revise these portions of the risk factors section to merely state the material risks that exist due to the uncertainties addressed.

If Rockville Bank's allowance for loan losses is not sufficient …, page 21

9. Please revise this risk factor to disclose the aggregate dollar amount of loans with extended terms not considered nonperforming or troubled debt restructurings.

Selected Consolidated Financial and Other Data of Existing Rockville Financial and Subsidiary, page 28

10. For comparative purposes, please revise to include interim operating data for the six months ended as of June 30, 2009. Also, please label the column headers for the interim information as unaudited.

Contractual Obligations, page 69

11. Please revise this table to include your deposit obligations.

Loan Delinquencies, page 83

12. We note that you account for all troubled debt restructurings (TDRs) as impaired. Please revise to quantify the amount of TDRs recorded in each period presented and describe the methods used to restructure the associated loans.

13. Please revise this section or elsewhere, as appropriate, to discuss the extent to which you have modified loans, including quantification of the related loans, the methods used to modify the loans, to disclose where they are presented in your financial statements and how you account for them subsequent to modification. Please provide this information separately for modifications that you consider to be TDRs and modifications that you do not consider to be TDRs. Clearly disclose how you determine whether a modification should be considered a TDR.

Compensation of Executive Officers and Transactions with Management, page 116

14. Please tell us why you have not provided in your registration statement the disclosure required by Item 402(b) of Regulation S-K.

Certain Relationships and Related Transactions, page 130

15. We note the disclosure that "[r]esidential mortgage loans to three directors reflected interest rate discounts available to all employees of Rockville Bank." Please tell us why you have not provided the information required by Item 404(a)(5) of Regulation S-K with respect to these loans. We note your commitment in your letter to the staff dated October

21, 2009, in connection with the staff's review of your Form 10-K for the fiscal year ended December 31, 2008, that you would provide the disclosure required by Item 404(a)(5) in your filings.

16. Please revise this section to provide the disclosure required by Item 404(b) of Regulation S-K. We note your commitment in your letter to the staff dated October 21, 2009, in connection with the staff's review of your Form 10-K for the fiscal year ended December 31, 2008, that you would provide the disclosure required by Item 404(b) in your filings.

Subscriptions by Directors and Executive Officers, page 134

17. Please revise to disclose ownership by directors and executive officers at the minimum and maximum of the offering range.

Financial Statements

General

18. It appears that throughout your footnotes you have attempted to satisfy the requirement of Regulation S-X to present balance sheet information for the most recent two balance sheets by including the information for the periods ended June 30, 2010 and December 31, 2009. In addition to the subsequent interim balance sheet date, balance sheet information is required to be presented as of the end of the two most recently completed audited periods. Please revise, as appropriate, to include footnote disclosures for the period ended December 31, 2008.

Note 2. Basis of Presentation, Principles of Consolidation and Significant Accounting Policies

Allowance for Loan Losses, page F-12

19. Please revise this section or elsewhere, as appropriate, to discuss the extent to which you have relied on appraisals to determine the value of collateral underlying impaired or non-performing assets. Include a discussion of when appraisals are obtained, how often they are updated, the extent to which adjustments are made to them in determining the value of the collateral and the types of adjustments that have been made.

20. Please revise to disclose whether management believes that the ALLL is appropriate at each balance sheet date based on the requirements of US GAAP. The reference to adequacy of the ALLL refers to whether the ALLL is sufficient for the risk inherent in the portfolio as of the balance sheet date and does not necessarily mean that the level of the ALLL is appropriate under GAAP.

Note 21. Subsequent Events, page F-57

21. Please revise your disclosure of the Family Choice Mortgage Company acquisition to disclose the purchase price paid, how it was allocated to the assets and liabilities you acquired, how you considered the contingent consideration in recording the acquisition, and the specific terms of how the contingent consideration will be determined over the seven year earn out period.

Exhibit 5.1

22. Counsel may not limit the legality opinion to only statutory law. Please arrange for counsel to clarify that the opinion is based on statutory law as well as all applicable provisions of the Connecticut Constitution and reported judicial decisions interpreting these laws.

23. We note the disclaimer set forth in the second sentence of the penultimate paragraph. Please have counsel revise the legal opinion to indicate that it speaks through the effective date of the registration statement by either revising this disclaimer or by filing another opinion dated the effective date of the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Senior Counsel

cc: William W. Bouton III, Esq.
        Robert J. Metzler II, Esq.
            Hinckley, Allen & Snyder LLP